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SEC FILE NUMBER

8-52624

SEC
Mail Processing
Section

APR 14 2014

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** AND ENDING **12/31/13**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox Chase Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Lee Street

(No. and Street)

Port Reading	**NJ**	**07064**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony T. Cianci   **(732)906-9006**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA

(Name - if individual, state last, first, middle name)

P.O. Box 2555	**Hamilton Square**	**NJ**	**08690**
(Address)	(city)	(State)	Zip Code

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*



Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I; _Anthony Cianci_ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fox Chase Capital Partners LLC _____ , as

of _December_ _____ , 20 _13_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____

_____

_____

Signature

Anthony Cianci, President

EON SAVORY
Notary Public
State of New Jersey
My Commission Expires Oct. 3, 2018
I.D.# 2439234

Title

Notary Public

This report ** contains (check all applicable boxes):
- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- : (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- . (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Fox Chase Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

AND

SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

as of

December 31, 2013

MICHAEL T. REMUS

Certified Public Accountant

3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report

Members'
Fox Chase Capital Partners, LLC

Report on the Statement of Financial Condition

I have audited the accompanying statement of financial condition of Fox Chase Capital Partners, LLC as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on this financial statement based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fox Chase Capital Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 28, 2014

Fox Chase Capital Partners, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Due from Broker	$	316,015
Securities owned, at fair value		392,835
Prepaid expense		1,813
Clearing deposit		50,000
Total Assets	$	760,663

LIABILITIES AND MEMBERS' EQUITY

Bank overdraft	$	108,197
Securities sold, not yet purchased, at fair value		67,459
Accrued expenses & other liabilities		11,566
Total Liabilities		187,222

Members' Equity

Members' equity		573,441
Total Members' Equity		573,441
Total Liabilities and Members' Equity	$	760,663

See accompanying notes to financial statements.

1 Nature of Business Operations

Fox Chase Capital Partners, LLC (the "Company"), is a New Jersey Limited Liability Company and was formed in March 2000 under the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC").

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm and does not hold customer funds or safe keep customer securities and has not participated in the underwriting of securities.

2 Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Revenue Recognition

The Company generates its revenues from trading for its own account, riskless principle trading, in which it buys a bond, then reconstitutes it by selling smaller portions of the bond. It also earns revenue from effecting trades in US and non US securities. The Company's revenues can vary based on the performance of the financial markets. The Company recognizes revenue from securities transactions on a settlement date basis, generally the third business day following the transaction date. Generally accepted accounting principles require's revenue to be recognized on a trade date basis. There is no material difference between trade and settlement date. The Company clears all securities transactions through Pershing LLC / Bernard Herold & Co., Inc. on a fully disclosed basis.

In addition, the Company earns revenue from customers' private placements.

(e) Income Taxes

The partners are to include their share of the Partnership profits and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Partnership. The Partnership's tax returns and the amount of income or loss allocable to each partner are subject to examination by federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Partnership may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the partnership and the resulting balances in the partners' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2013 and there are no open tax years prior to 2010. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2013.

(f) Advertising and Marketing

Advertising and marketing costs in the amount of $448 are expensed as incurred

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC. The Company's clearing and execution agreement provides that credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a trade date basis. Any losses incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with applicable limits and industry regulations on a daily basis.

The Company has a secondary clearing agreement with Bernard Herold & Co., Inc. The purpose of this agreement is to lower the minimum charges of Pershing by combining the trading activity, but not the risk, with Bernard Herold & Co., Inc.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure far value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

Fox Chase Capital Partners, LLC
Notes to Financial Statements
December 31, 2013

(i) Fair Value Hierarchy - continued

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair vale is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 9 Fair Value of Financial Instruments"

3   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $462,109, which was $362,109 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was .2592 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

For a further discussion, see "Note 7 Commitments & Contingencies"

4   Financial Instruments

Investments are presented in the financial statements at fair market value. The following is a summary of debt and equity securities held at December 31, 2013:

	Level 1 Inputs
Common Stock	
5,510 shares InterDigital Inc, avg. cost $165,000	$ 162,490
Corporate Bonds	
100,000 Carolina Power, due 09/15/2012 cost $103,922	97,933
100,000 Sempra Energy, due 02/15/2019 cost $138,477	132,104
US Government Bonds & Notes	
500 FHLB Bonds, due 12/11/2025 cost $500.	308
75,000 T Notes, due 05/15/2023 sold short	(67,459)

5 Concentrations of Credit Risk

The Company maintains its cash balances at two financial institutions. The Federal Deposit Insurance Corporation insures the Company's bank account up to $250,000 but not the funds held at the clearing firm. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from trading in securities.

6 Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("the Agreement") entered into in 2000, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Agreement. At December 31, 2013 the Company had $50,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2013 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2013 or during the year then ended.

8 Financial Instruments with Off -Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commission.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

9 Fair Value of Financial Instruments

Investments in securities are carried at approximate fair value. Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Related Party Transactions

During the year ended December 31 2013 the Company paid commissions in the amount of $84,075 to its managing member. In addition the Company reimbursed the managing member for various overhead and travel expenses.

The Company pays rent for office space to Fox Chase Investment Partnership a company that is related through common ownership. There is no lease. Total rent paid during the year 2013 was $19,400.

11 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2013 the Company was in compliance with this program.

12 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 28, 2014 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

MICHAEL T. REMUS

Certified Public Accountant

3673 Quakerbridge Road, Suite 3
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report on Internal Control Required
By Rule SEC Rule 17a-5(g)(1)

Members'
Fox Chase Capital Partners, LLC

In planning and performing our audit of the financial statements of Fox Chase Capital Partners, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 28, 2014